DEL AM 1 DELAY AMENDMENT REQUEST FOR FORM SB-2 FILE NUMBER 333-141929

April 12, 2007

Via EDGAR

Mr. Christopher Owings
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Registration Statement on Form SB-2 (Registration No. 333-141929)

Dear Mr. Owings:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, Lighting Cyberspace Vita, Inc. (the "Company") hereby amends the Registration Statement on Form SB-2 (Registration No. 333-141929) filed by the Company on April 6, 2007 to set forth the following language on the facing page of the Registration Statement following the calculation of the registration fee:

       "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

If you have any questions or comments with respect to this delaying amendment of the subject filing, please contact Henry Casden, Esq. (760-568-5966).

Very truly yours,

Cyberspace Vita, Inc.

By: /s/ Robert T. Yarbray
-------------------------
Name: Robert T. Yarbray
Title: President